Mail Stop 4561

June 29, 2009

Arun Chandra
Chief Executive Officer
SumTotal Systems, Inc.
1808 North Shoreline Blvd.
Mountain View, CA 94043

      Re: **SumTotal Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 11, 2009
               File No. 000-50640

Dear Mr. Chandra:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Barbara C. Jacobs
               Assistant Director

cc: Via Facsimile (650) 493-6811
           Katharine A. Martin, Esq.
           Wilson Sonsini Goodrich & Rosati